KH 3/18

15049882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCG, LLC (d/b/a Forbes Private Capital Group)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 35th Floor
(No. and Street)

New York (City) NY (State) 10117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Conrod 212-887-1207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, David Conrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forbes Private Capital Group, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5008172
Qualified in Kings County
Commission Expires 10/28/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCG, LLC
(d/b/a Forbes Private Capital Group)

Consolidated Statement of Financial Condition
December 31, 2014

FPCG, LLC (d/b/a Forbes Private Capital Group)
Index
December 31, 2014

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
FPCG, LLC (d/b/a Forbes Private Capital Group)

We have audited the accompanying consolidated statement of financial condition of FPCG, LLC (d/b/a Forbes Private Capital Group) as of December 31, 2014. This consolidated financial statement is the responsibility of FPCG, LLC (d/b/a Forbes Private Capital Group)'s management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of FPCG, LLC (d/b/a Forbes Private Capital Group) as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 13, 2015

FPCG, LLC (d/b/a Forbes Private Capital Group)
Consolidated Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	1,640,279
Fee receivable, net		14,465,791
Prepaid expense and other assets		387,998
Investments in private investment companies, at fair value		1,125,778
Fixed assets, net		25,935
License, net		41,667
Total assets	$	17,687,448
Liabilities and Equity		
Liabilities:		
Accounts payable and other	$	260,075
Accrued royalty payable		2,169,829
Deferred rent		168,739
Total liabilities		2,598,643
Commitments and Contingencies (see Note 8)		
Equity		15,088,805
Total liabilities and equity	$	17,687,448

See accompanying notes to the consolidated statement of financial condition.

1. Organization

FPCG, LLC, d/b/a Forbes Private Capital Group and its wholly-owned subsidiary FPCG UK, LTD (collectively, the "Company") were formed for the purpose of providing services on behalf of clients for the purchase and/or sale of securities in private placements. FPCG, LLC is a limited liability company established in the state of Washington on April 16, 2002. On November 8, 2002, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. FPCG, LLC is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. FPCG UK, Ltd. was formed on February 25, 2013. Prior to January 1, 2014, FPC UK, Ltd. had nominal activity and balances. The Company is a wholly-owned subsidiary of LANDC Investment LLC ("LANDC" or the "Parent".) The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

On March 13, 2014, FPCG, LLC entered into a Unit Purchase Agreement whereby the Company was acquired by LANDC through a management buyout. On July 7, 2014, FPCG, LLC received its approval on the Continuing Membership Application from FINRA. For the year ended December 31, 2014, FPCG, LLC received approximately $5,200,000 in capital contributions from LANDC.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of the consolidated statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from these estimates.

Fee Receivable
Fee receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not fully collectible. The Company considers a receivable uncollectible when, based on current information or factors such as creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. If the financial condition of customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. The Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Outstanding balances, after reasonable collection efforts, are written off through a charge to the valuation allowance and a credit to accounts receivable. The allowance for doubtful accounts was $1,861,410 at December 31, 2014.

2. Summary of Significant Accounting Policies (Continued)

Valuation of Investments and Valuation Processes
The Company holds investments in private equity funds which are stated at fair value in the consolidated statement of financial condition in accordance with Financial Accounting Standards Boards Accounting Standards Codification 820, *Fair Value Measurement* ("FASB ASC 820"). This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about the fair value measurements.

To increase consistency and comparability in fair value measurements and related disclosures, the Company utilizes the fair value hierarchy required by FASB ASC 820 which prioritized the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Fixed Assets
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease

Revenue Recognition
The Company recognizes revenues in accordance with FASB ASC 605, *Revenue Recognition*, which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Advisory and placement fees are recorded when earned, which is generally the time a transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing. Fees receivable include reimbursable expenses allowed under the terms of advisory service agreements.

Deferred Rent Expense
The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated statement of financial condition.

Income Taxes
FPCG, LLC is a limited liability company, and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and state tax law provide that any income or loss is passed through to the Parent for federal and state income tax purposes. Accordingly, FPCG, LLC has not provided for federal or state income taxes. The Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, FPCG, LLC pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. FPCG, LLC's allocable share of the Parent's consolidated tax provision for the New York City unincorporated business tax is included in the consolidated statement of comprehensive income. FPCG UK, Ltd. is subject to corporation tax at the rate of 20%.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2014, the tax years that remain subject to examination by the federal, state, local and foreign tax jurisdictions under statute of limitations are those beginning 2011 and forward (with limited exceptions).

Foreign Currency Translation

The consolidated statement of financial condition of the Company and its subsidiary outside the United States has been translated into United States dollars. Assets and liabilities of foreign operations are translated from foreign currencies into United States dollars at the exchange rates in effect on the statement of financial condition date. Sales and expenses are translated at the average exchange rate in effect for the period. Accordingly, gains and losses resulting from translating foreign currency financial statements are reported as a separate component of other comprehensive loss in equity.

3. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon fair value hierarchy in accordance with US GAAP. See Note 2 for discussion of the Company's policies regarding this hierarchy.

The following table presents information about the Company's non-recurring assets measured at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Balance as of 12//31/2014
Investment in private investment companies	$ -	$ -	$1,125,778	$ 1,125,778

Change in Level 3 assets measured at fair value for the year ended December 31, 2014:

	Private investment companies
Beginning balance, December 31, 2013	$ 592,616
Unrealized gain in the statement of comprehensive income	447,831
Purchases [1]	105,278
Returns of capital from investments	(19,947)
Ending balance, December 31, 2014	$ 1,125,778

[1] Investment received for satisfaction of outstanding placement fees

3. Fair Value Measurements (Continued)

The investments in private investment companies are valued as a practical expedient, utilizing asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with US GAAP for investment companies. The Company applies the practical expedient to its investments in private companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available. The Company considers other factors in addition to the net asset valuation, such as features of investments, including subscription and redemption rights, expected discounted cash flows, transactions in secondary markets, bids received from potential buyers, and overall market conditions in determination of the fair value.

Investments in private equity funds are included in Level 3 of the fair value hierarchy. In determining the level, the Company considers the length of time until the investment is redeemable, including notice and lock-up periods or any other restriction on the disposition of the investment. The Company also considers the nature of the portfolios of the underlying private investment companies and their ability to liquidate their underlying investments. If the Company has the ability to redeem its investment at the reported net asset valuation as of the measurement date, the investment is generally included in Level 2 of the fair value hierarchy. If the Company does not know when it will have the ability to redeem the investment or if it does not have the ability to redeem its investment in the near term, the investment is included in Level 3 of the fair value hierarchy.

4. Investments in Private Investment Companies

The following table presents information about the Company's investment in private investment companies at December 31, 2014:

Description (investment strategy)	Fair Value	Unfunded Commitments	Redemption Frequency	Term
Venture capital fund focused on Asia-Pacific region[1]	$ 924,191	$ 35,490	disallowed	10 years from initial closing date (2017); two one-year extensions
Private equity focused on Greater China[1]	191,919	71,664	disallowed	12 years from final closing date (2023); two one-year extensions
Corporation (REIT) investing in US farmland[2]	9,668	-	Quarterly with 90-day prior written notice	none
	$ 1,125,778	$ 107,154		

[1]These classes include private equity funds that invest primarily in foreign private investment funds and companies. These investments can never be redeemed with the funds. Instead, the nature of the investments in this class is that distributions are received through the liquidation of the underlying assets of the fund.

[2] This investment invests its assets primarily in US farm lands and is structured as a REIT.

5. Fixed Assets

Details of fixed assets are as follows:

Furniture and equipment	$ 17,523
Leasehold improvements	11,794
	29,317
Less: accumulated depreciation	(3,382)
	$ 25,935

6. License

On May 24, 2010, the Company entered into a Trademark License Agreement with Forbes Financial Services, LLC ("Forbes") to obtain permission from Forbes to utilize the name of FORBES in their business operations and paid Forbes $500,000. The license agreement requires the Company to pay Forbes a license fee (the "Royalty") based on collections. License is net of accumulated amortization of $458,333. The term of the license agreement is five years and will automatically renew on May 24, 2015, for an additional five-year term if the total of the upfront license fee and cumulative license fee paid is at least $10 million. The Company has not met this minimum threshold and is in active dialogue with Forbes to renew and renegotiate the Forbes licensing contract prior to its expiration. The royalty rate on December 31, 2014, was 12%. As of December 31, 2014, the Company had an accrued liability of $2,169,829 that is contingent on collections.

7. Concentrations

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2014.

The Company transacts business with a limited number of parties. The following table presents fee receivables of customers representing over 10% of total revenues for the year ended December 31, 2014:

Customer	Fee Receivable
Customer A	$ 2,607,738
Customer B	3,950,231
Customer C	1,960,000
Customer D	1,399,350
Customer E	1,625,000
	$ 11,542,319

8. Commitments and Contingencies

Operating Lease

The Company leases two office spaces under non-cancellable lease agreements. The lease for the New York office expires May 30, 2019, and the lease for the Connecticut office expires November 30, 2017. The future minimum annual payments, at December 31, 2014, under these agreements are:

	Total Commitments
2015	$ 385,279
2016	385,956
2017	387,703
2018	367,489
2019	184,968
	$ 1,711,395

8. Commitments and Contingencies (Continued)

Operating Lease (Continued)

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has security deposits aggregating $179,313 relating to the leases.

Legal

The Company from time to time is involved in claims and legal actions arising in the ordinary course of business. Management does not expect that the outcome of any such claims or actions will have a material effect on the Company's consolidated operations or financial condition.

In August 2014, a former employee of the Company filed a claim for arbitration before FINRA for alleged breach of contract and various alleged New York Labor Law violations. The claim seeks damages in the amount of $500,000 plus attorneys' fees. On October 30, 2014, Forbes filed its answer denying all of the former employee's claims. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of potential financial impact, if any. Accordingly, no adjustment has been made in the Company's accompanying consolidated statement of financial condition because of this claim.

In October 2014, a former employee of the Company filed a claim for arbitration before FINRA against the Company seeking damages in the amount of $1.5 million for alleged unpaid commissions and wages, based on claims for breach of contract, negligent misrepresentation, unjust enrichment, and interference with a business relationship. The Company filed its answer on January 9, 2015, denying all of the former employee's claims. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of potential financial impact, if any. Accordingly, no adjustment has been made in the Company's accompanying consolidated statement of financial condition because of this claim.

The Company has been named as a defendant in a case alleging discriminatory conduct while employed by the former parent of the Company. This former employee is seeking compensatory damages in an amount to be determined at trial for lost wages, salary, commissions and employment benefits, amongst other claims. Pursuant to an agreement between the Company and the former parent (G2), G2 is handling the defense of this matter and the Company is fully indemnified by G2 for all legal fees and any adverse judgment. Accordingly, no adjustment has been made in the Company's accompanying consolidated statement of financial condition because of this claim.

In January 2013, a former client of the Company filed an action in which the client sought a declaration from the Court that they had not breached its engagement letter with the Company. In March 2013, the Company filed a counterclaim alleging it is entitled to its placement fee, attorney's fees and costs. On October 27, 2014, the Company received a judgment in its favor in the amount of $863,853. Both the Company and the client have filed appeals to the judgment. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of potential financial impact, if any. Accordingly, no adjustment has been made in the Company's accompanying consolidated statement of financial condition because of this judgement.

9. Related Parties

A customer of the Company is also a member of the Parent. The receivable at year end was $3,950,231.

10. Net Capital Requirements

As a registered broker-dealer, FPCG, LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, net capital of $769,768, exceeded the required net capital minimum by $635,912.

On February 28, 2014, in accordance with subparagraph (b) and (c) of Rule 17a-11 under the Securities Exchange Act of 1934, the Company notified FINRA that due to operational error its adjusted net capital had fallen below the minimum capital requirements. The capital deficiency was remedied on March 19, 2014.

11. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of the issuance of the consolidated statement of financial condition requiring recognition or disclosure in the consolidated statement of financial condition.